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FOR IMMEDIATE RELEASE                  CONTACT:   Mark Maddocks
                                        Vice-President, Finance
                                      Telephone: (609) 799-0071


          DATARAM ANNOUNCES 500,000 SHARE REPURCHASE PLAN


PRINCETON, NJ, September 9, 1998  Dataram Corporation (AMEX:
DTM)

     Robert V. Tarantino, president and chief executive officer, announced today that the Company's Board of Directors has approved an Open Market Repurchase Plan. The plan provides for repurchases of up to 500,000 shares of the Company's common stock. The total number of shares of common stock outstanding, as of September 8, 1998 was 2,781,405 shares. The shares may be repurchased from time to time either on the American Stock Exchange or through block purchases.

     "Dataram's share price, relative to the Company's present financial condition and results, makes the stock purchase program an attractive investment opportunity and one that will help us achieve our goal of improving shareholder value," Tarantino stated.

     Dataram Corporation is a leading provider of gigabyte memory for workstations and network servers, and specializes in the manufacture of large-capacity memory products for Compaq, Digital, HP, IBM, SGI and SUN computers.